SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May 16, 2011
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer
Mario Azevedo de Arruda Sampaio
Head of Capital Markets and Investor Relations

SABESP announces 1Q11 results

São Paulo, May 12, 2011 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (BM&FBovespa: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based in the number of customers, announces today its results for the first quarter 2011 (1Q11).
The Company’s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the year 2010.

SBSP3: R$ 47.05/ share SBS: US$ 58.76 (ADR=2 shares) Total shares: 227,836,623 Market Value: R$ 10.7 billion Closing price: 03/12/2011

1. Financial Highlights

	1Q10	1Q11	Chg.(R$)%
(+) Gross operating revenue	1,844.5	1,989.8	145.3	7.9
(+) Construction revenue	452.2	450.2	(2.0)	(0.4)
(-) COFINS and PASEP taxes	133.6	145.4	11.8	8.8
(=) Net operating revenue	2,163.1	2,294.6	131.5	6.1
(-) Costs and expenses	1,026.6	1,428.0	401.4	39.1
(-) Construction costs	441.6	439.4	(2.2)	(0.5)
(+) Equity Results	(0.1)	(1.0)	(0.9)	-
(=) Earnings before financial expenses (EBIT*)	694.8	426.2	(268.6)	(38.7)
(+) Depreciation and amortization	143.0	228.1	85.1	59.5
(=) EBITDA**	837.8	654.3	(183.5)	(21.9)
(%) EBITDA margin	38.7	28.5	-	-
Earnings per share (R$)	1.31	0.80	(116.2)	(38.9)
(*) Earnings before interest and taxes
(**) Earnings before interest, taxes, depreciation and amortization

In 1Q11, net operating revenue reached R$ 2.3 billion, a 6.1% growth compared to 1Q10. Costs and expenses, including construction costs, in the amount of R$ 1.9 billion grew 27.2% versus 1Q10. EBITDA was R$ 837.8 million in 1Q10 and R$ 654.3 million in 1Q11, a decrease of 21.9%. EBITDA margin in 1Q11 was 28.5% and 38.7% in the same period of 2010.

EBIT dropped 38.7%, from R$ 694.8 million in 1Q10 to R$ 426.2 million in 1Q11.

1Q11 results were particularly affected by the accounting record of R$ 230.9 million, related to the following factors:

• Complementation of the actuarial liability related to the retirement and pension plan supplementary benefits granted by State Law nº 4819/58 (G0 Plan) totaling R$157.5 million with effect in January 1, 2011; and

• Amortization term adjustment of the intangible asset, between the asset’s useful life and the contract effectiveness, whichever is the shortest one, totaling R$ 73.4 million.

Excluding the effect of complementation of the actuarial liability, the EBITDA would increase from R$ 654.3 million to R$ 811.8 million and margin would rise from 28.5% to 35.4%.

Excluding both effects mentioned above, the net income would increase from R$ 182.8 million to R$ 388.8 million.

2. Gross operating revenue

Gross operating revenue, including construction revenue, reached R$ 2.4 billion, a 6.2% increase in comparison to the 1Q10.

Gross operating revenue from water supply and sewage collection grew from R$ 1.8 billion in 1Q10 to R$ 2.0 billion in 1Q11, an increase of R$ 145.3 million or 7.9%. The main factors that led to this variation were: the increase of 2.6% in water billed volume and of 3.1% in sewage billed volume and the tariff adjustment of 4.05% as of September 2010.

The increase in the number of connections, the water supply at the wholesale level for the municipality of Sumaré, the prison unit that became operational in the municipality of Hortolândia, as well as the growth upturn after the 2009 global financial crisis, in the industry category, were the factors that contributed to higher billed volume.

3. Construction revenue

Construction revenue dropped R$ 2.0 million, or 0.4% when comparing to 1Q10, moving from R$ 452.2 million to R$ 450.2 million, due to lower investments in the period.

4. Billed volume

The following tables show the billed water and sewage volume per customer category and region in 1Q10 and 1Q11.

BILLED WATER AND SEWAGE VOLUME (1) PER CUSTOMER CATEGORY - million m3

	Water			Sewage			Water + Sewage
Category	1Q10	1Q11%		1Q10	1Q11%		1Q10	1Q11%
Residential	364.6	373.4	2.4	294.1	303.6	3.2	658.7	677.0	2.8
Commercial	40.3	41.3	2.5	37.0	38.3	3.5	77.3	79.6	3.0
Industrial	9.0	9.4	4.4	9.3	9.9	6.5	18.3	19.3	5.5
Public	11.2	12.2	8.9	9.1	9.5	4.4	20.3	21.7	6.9
Total retail	425.1	436.3	2.6	349.5	361.3	3.4	774.6	797.6	3.0
Wholesale	72.5	74.1	2.2	8.1	7.5	(7.4)	80.6	81.6	1.2
Reused water	0.1	0.1	-	-	-	-	0.1	0.1	-
Total	497.7	510.5	2.6	357.6	368.8	3.1	855.3	879.3	2.8

BILLED WATER AND SEWAGE VOLUME (1) PER REGION - million m3

	Water			Sewage			Water + Sewage
Region	1Q10	1Q11%		1Q10	1Q11%		1Q10	1Q11%
Metropolitan	277.2	285.3	2.9	233.7	241.3	3.3	510.9	526.6	3.1
Regional(2)	147.9	151.0	2.1	115.8	120.0	3.6	263.7	271.0	2.8
Total retail	425.1	436.3	2.6	349.5	361.3	3.4	774.6	797.6	3.0
Wholesale	72.5	74.1	2.2	8.1	7.5	(7.4)	80.6	81.6	1.2
Reused water	0.1	0.1	-	-	-	-	0.1	0.1	-
Total	497.7	510.5	2.6	357.6	368.8	3.1	855.3	879.3	2.8

(1) Unaudited

(2) Including coastal and countryside

5. Costs, administrative and selling expenses

In 1Q11, costs of products and services, administrative and selling expenses grew 27.2% (R$ 399.2 million). As a percentage of net revenue, costs and expenses moved from 67.9% in 1Q10 to 81.4% in 1Q11.

				R$ million
	1Q10	1Q11	Chg.	%
Payroll and benefits	357.3	556.5	199.2	55.8
Supplies	34.4	37.2	2.8	8.1
Treatment supplies	36.1	45.6	9.5	26.3
Services	215.4	231.4	16.0	7.4
Electric power	130.2	141.3	11.1	8.5
General expenses	72.7	127.4	54.7	75.2
Tax expenses	27.1	27.4	0.3	1.1
Sub-total	873.2	1,166.8	293.6	33.6
Depreciation and amortization	143.0	228.1	85.1	59.5
Credit write-offs	10.4	33.1	22.7	218.3
Sub-total	1,026.6	1,428.0	401.4	39.1
Construction costs	441.6	439.4	(2.2)	(0.5)
Costs, administrative and selling expenses	1,468.2	1,867.4	399.2	27.2
% over net revenue	67.9	81.4	-	-

5.1. Payroll and benefits

In 1Q11 payroll and benefits increased by R$ 199.2 million or 55.8%, from R$ 357.3 million to R$ 556.5 million, due to the following:

• 5.05% increase in wages since May 2010;

• Complementation of the actuarial liability totaling R$157.5 million, referring to the actuarial calculation made on December 31, 2010 related to G0 Plan; non-recurring for the next quarters; and

• Adjustment in the provision for Profit Sharing in the amount of R$ 7.2 million due to the reversal of the amounts provisioned in 1Q10.

5.2. Supplies

In 1Q11, expenses with Supplies increased by R$ 2.8 million or 8.1%, when compared to the same quarter of 2010, from R$ 34.4 million to R$ 37.2 million. The main factors for this variation were higher expenses with materials for the maintenance of the equipment, maintenance in the production and of the aqueduct systems, water and sewage treatment station, and the pumping stations in the São Paulo Metropolitan Region (SPMR) in the amount of R$ 2.5 million.

5.3. Treatment supplies

Between 1Q11 and 1Q10, expenses with treatment supplies increased by R$ 9.5 million or 26.3%, from R$ 36.1 million to R$ 45.6 million, due to the following:

• Addition of R$ 5.4 million in the consumption of ferric sulphate and aluminum polyvinyl in replacement of aluminum sulphate caused by worsen water quality at the Water Treatment Stations of Alto da Boa Vista, Rio Claro and Botucatu; and

• Increase of R$ 3.6 million, due to the higher consumption of copper sulphate and activated carbon, which is extremely seasonal varying in accordance with climatic conditions, caused by the proliferation of algae, taste and odor in dams that serve the Alto Tietê production system.

The consumption verified in 1Q10, came below usual level, due to the quality of water at that time, i.e., the trend of treatment material expenses has been broken. Therefore, the comparison with 1Q11 results in an evolvement apparently significant. Excluding this rupture, the evolvement would have been 7.8%. Considering an average inflation of 6.1%, the actual increase would be 1.6%.

5.4. Services

In 1Q11 this item increased R$ 16.0 million or 7.4%, from R$ 215.4 million to R$ 231.4 million. The main factors were:

• Agreement with the municipality of São Paulo

• Increase of R$ 12.8 million in the provision made in 1Q11 relating to the actions established in the agreement;

• Water loss control actions totaling R$ 5.9 million mainly due to maintenance of networks, water and sewage connections and reinforced measures to prevent fraud; and

• Addition of R$ 0.6 million, due to transportation of sediments of lakes Parque do Ibirapuera and Parque da Aclimação;

• Expenses with risk contracts for the recovery of credits, in the amount of R$ 2.2 million, due to collection operations;

• Postage and telegraphs in the amount of R$ 2.0 million related to the delivery of water bills at some Business Units by post, due to judicial request;

• Hydrometer reading and bill delivery expenses in the amount of R$ 2.0 million as a result of the usage of new technologies that allow greater security and agility in the bill issue and reading system at municipalities belonging to the Regional Systems, in addition to the higher number of connections and the intensification of loss control actions at the São Paulo Metropolitan Region; and

• Freight and truckage were contracted for R$ 1.0 million for the outsourced transportation of chemical products.

There was a decrease in the following services:

• Advertising campaigns with a R$ 8.9 million decrease due to the completion of certain advertising campaign contracts, such as: Onda Limpa, SPTV 2ª Edição, Córrego Limpo Fase 2, among others; and

• Hiring of consultancy, advisory and specialized services with R$ 4.5 million decrease due to the completion of certain contracts comprising: organizational restructuring, implementation of value-added management.

5.5. Electric power

In 1Q11 this item increased R$ 11.1 million or 8.5%, from R$ 130.2 million to R$ 141.3 million.

This result is associated with the average weighted tariff increase of approximately 4.5% in the free and captive markets and the 5.7% increase in consumption, which was influenced by the startup of new operating units.

5.6. General expenses

In 1Q11 general expenses increased R$ 54.7 million or 75.2%, from R$ 72.7 million to R$ 127.4 million, mainly due to the R$ 76.1 million provision envisaged in the agreement with the Municipal Government of São Paulo, which is equivalent to 7.5% of the municipality’s gross revenue after deducting the Cofins and Pasep contributions, calculated from the date of signing of the agreement, that is June 23, 2010.

This increase was partially offset by the lower need for provision for legal contingencies in relation to 1Q10, amounting to R$ 32.8 million.

5.7. Depreciation and amortization

This item increased R$ 85.1 million or 59.5%, from R$ 143.0 million to R$ 228.1 million, due to the amortization term adjustment between the asset’s useful life and the contract effectiveness, whichever is the shortest one.

5.8. Credit write-offs

Credit write-offs increased by R$ 22.7 million, from R$ 10.4 million to R$ 33.1 million, mainly due to the need of complementing the provision for Public Entities Sales, not materialized in 1Q10, as well as in view of the lower credit recovery through the receivable of private customers debts in relation to the same period in 2010.

6. Financial expenses and revenues

				R$ million
	1Q10	1Q11	Var.	%
Financial expenses
Interest and charges on domestic loans and financing	81.5	120.1	28.6	47.4
Interest and charges on international loans and financing	15.7	19.3	3.6	22.9
Interest rate over lawsuit	106.3	28.7	(77.6)	(73.0)
Other financial expenses	17.5	8.4	(9.1)	(52.0)
Total financial expenses	221.0	176.5	(44.5)	(20.1)
Financial revenues	40.0	78.8	38.8	97.0
Financial expenses net of revenues	181.0	97.7	(83.3)	(46.0)

6.1. Financial expenses

In 1Q11 financial expenses dropped R$ 44.5 million, or 20.1%. The main factors that influenced this result were:

• Decrease in the amount relating to lawsuit in the amount of R$ 77.6 million, due to the lower need for provision; and

• Increase in interest by R$ 38.6 million, on domestic loans and financing due to some new funding in the period, such as: (i) the 12th issue of debentures in June 2010, (ii) the 13th issue of debentures in January 2011, and (iii) the payments for financing agreements already signed.

6.2. Financial revenues

Financial revenues increased by R$ 38.8 million, as a result of higher volume for financial investments due to the increase in cash position.

7. Monetary variation on assets and liabilities

				R$ milhões
	1Q10	1Q11	Var.	%
Monetary variation on loans and financing	26,0	19,8	(6,2)	(23,8)
Currency exchange variation on loans and financing	24,2	(69,1)	(93,3)	(385,5)
Other monetary/exchange rate variations	11,6	14,5	2,9	25,0
Variation on liabilities	61,8	(34,8)	(96,6)	(156,3)
Variation on assets	23,4	12,2	(11,2)	(47,9)
Net Variation	38,4	(47,0)	(85,4)	(222,4)

7.1. Monetary variations on liabilities

The effect on the monetary variations on liabilities in 1Q11 was R$ 96.6 million lower, compared to 1Q10, due to:

• Exchange variation on foreign loans and financing generating a negative impact of R$ 93.3 million, due to the 2.3% depreciation of the U.S. Dollar in 1Q11 compared to the 2.3% appreciation in 1Q10;

• Monetary variations on domestic loans and financing decreased by R$ 6.2 million, mainly due to the R$ 8.3 million decrease due to the positive variation of the IGPM in 1Q11 of 2.43%, compared to a 2.77% variation in 1Q10; and the R$ 2.1 million increase due to the higher variation of the TR interest rate in 1Q11 of 0.25% compared to 0.08% in 1Q10; and

• Other monetary variations totaling increases of R$ 2.9 million related to lawsuit.

7.2. Monetary variations on assets

Monetary variations on assets decreased R$ 11.2 million, mainly due to installment agreements updates and monetary updates of deposits related to lawsuits in 1Q10.

8. Operating indicators

In the last 12 months, the water loss ratio remained stable in 26%, due to interruption in the water network maintenance services provided by third parties and contractual transition problems. On the second half of 2010 the works resumed their normal courses, which will turn the ratio back to the planned path. However, as this ratio is an average between the last 12 months, it did not show these impacts.

Operating indicators*	1Q10	1Q11%
Water connections (1)	7,161	7,332	2.4
Sewage connections (1)	5,563	5,758	3.5
Population directly served - water (2)	23.4	23.7	1.3
Population directly served - sewage (2)	19.7	20.1	2.0
Number of employees	15,165	15,153	(0.1)
Water volume produced (3)	732	755	3.2
Water losses (%)	25.7	26.2	1.9
(1) In thousand units

(2) In millions inhabitants. Not including wholesale

(3) In millions of cubic meters

* Unaudited

9. Loans and financing

The final maturity of the Receivables Securitization Fund – FIDC occurred in March 2011. This fund, created in 2006, totaling R$ 250 million, was amortized in 54 monthly equal installments.

On April 15, BNDES and BNDESPAR, fully subscribed the 14th issue of debentures in the total amount of R$ 275.3 million. This was the second issue conducted within the 3 issue program with the BNDES, in the amount of approximately R$ 830 million. The proceeds obtained from this issue will be used in programs such as water supply systems, sewage collection and treatment and loss reduction.

The final maturity of the 8th issue of debentures will take place in June 2011, with the amortization of the 2nd series, totaling R$ 465 million, with funds already secured by the Company through the issue, on December 2010, of the 2020 Eurobonds in the amount of US$ 350 million, as announced to the market.

								R$ million
INSTITUTION	2011	2012	2013	2014	2015	2016	2017 and onwards	Total
Local market
Banco do Brasil	240.5	345.4	375.9	99.0	-	-	-	1,060.8
Caixa Econômica Federal	69.5	102.5	103.9	65.2	43.0	41.6	429.1	854.8
Debentures	510.1	833.8	547.2	313.1	313.1	-	45.4	2,562.7
Debentures BNDES	-	2.0	35.2	35.2	35.2	35.2	138.8	281.6
Debentures FI FGTS	-	-	-	22.7	45.4	45.4	340.7	454.2
BNDES	33.8	71.3	43.4	39.2	39.2	39.2	230.7	496.8
Others	2.1	0.8	0.5	0.5	0.6	0.6	1.2	6.3
Interest and charges	130.2	-	-	-	-	-	-	130.2
Local market total	986.2	1,355.8	1,106.1	574.9	476.5	162.0	1,185.9	5,847.4
International market	-	-	-	-	-	-	-	-
BID	61.9	61.9	61.9	61.9	61.9	61.9	185.1	556.5
Eurobonds	-	-	-	-	-	227.4	562.9	790.3
JBIC	11.3	22.6	22.6	22.6	22.6	22.6	293.8	418.1
JICA	10.2	20.3	20.3	20.3	20.3	20.3	263.9	375.6
BID 1983AB	39.0	38.7	38.7	38.7	38.7	38.7	171.8	404.3
Interest and charges	31.1	-	-	-	-	-	-	31.1
International market total	153.5	143.5	143.5	143.5	143.5	370.9	1,477.4	2,575.8
Total	1,139.7	1,499.3	1,249.6	718.4	620.0	532.9	2,663.3	8.423.2

10. Conference Calls

In Portuguese	Teleconferência em Inglês
May 13, 2011	May 13, 2011
2:00pm (Brasília) / 1:00pm (US EST)	4:00pm (Brasília) / 3:00pm (US EST)
Dial in access: (55 11) 3127-4971	Dial in access: 1(412) 317-6776
Conference ID: Sabesp	Conference ID: Sabesp

Replay available until 05/20/2011	Replay available until 05/24/2011
Dial in access: (55 11) 3127-4999	Dial in access: 1(412) 317-0088
Replay ID: 93119233	Replay ID: 450798#

Click here for live webcast or access through the internet at: www.sabesp.com.br

For more information, please contact:

Mario Arruda Sampaio
Phone: (55 11) 3388-8664
E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi
Phone: (55 11) 3388-8793
E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Corporate law method (Law No. 6,404/76)				R$ '000
	PARENT COMPANY		CONSOLIDATED
	1Q11	1Q10	1Q11	1Q10
Gross revenue from sales and services	2,440,003	2,296,740	2,441,062	2,296,740
Water supply - retail	1,038,906	966,276	1,039,502	966,276
Water supply - wholesale	42,164	45,699	42,164	45,699
Sewage collection and treatment	863,029	795,909	863,461	795,909
Sewage collection and treatment - wholesale	6,237	5,933	6,237	5,933
Construction revenue - water	207,206	226,116	207,213	226,116
Construction revenue - sewage	242,968	226,116	242,975	226,116
Other services	39,493	30,691	39,510	30,691

Taxes on sales and services - COFINS and PASEP	(145,380)	(133,605)	(145,372)	(133,605)

Net revenue from sales and services	2,294,623	2,163,135	2,295,690	2,163,135

Costs of sales and services	(1,367,777)	(1,154,896)	(1,368,424)	(1,154,896)

Gross profit	926,846	1,008,239	927,266	1,008,239

Operating expenses
Selling	(178,222)	(116,510)	(178,249)	(116,510)
Administrative	(321,482)	(196,771)	(322,851)	(196,912)
Other operating revenue (expenses), net	3,185	3,445	3,213	3,445

Operating income before shareholdings	430,327	698,403	429,379	698,262
Equity result	(966)	(117)	-	-

Earnings before financial results, net	429,361	698,286	429,379	698,262
Financial income and expenses, net	(114,813)	(195,166)	(114,869)	(195,142)
Foreign exchange gain (loss), net	64,179	(24,230)	64,179	(24,230)

Earnings before income tax and social contribution	378,727	478,890	378,689	478,890

Income tax and social contribution

Current	(209,314)	(236,931)	(209,314)	(236,931)
Deferred	13,380	57,086	13,418	57,086

Net income (loss) for the period	182,793	299,045	182,793	299,045

Registered common shares ('000)	227,836	227,836	227,836	227,836
Earnings per shares - R$ (per share)	0,80	1,31	0,80	1,31

Depreciation and amortization	(228,093)	(143,028)	(228,100)	(143,028)
EBITDA	654,269	837,869	654,266	837,845
% over net revenue	28,5%	38,7%	28,5%	38,7%

Balance Sheet

Brazilian corporate law				R$ '000
	PARENT COMPANY		CONSOLIDATED
ASSETS	03/31/2011	12/31/2010	03/31/2011	12/31/2010

Current
Cash and cash equivalents	2,397,072	1,988,004	2,399,844	1,989,179
Accounts receivable from clients	969,335	971,047	969,812	971,318
Related party balance	140,303	137,772	140,303	137,772
Inventory	34,878	36,090	34,888	36,096
Restricted cash	292,369	302,570	292,369	302,570
Recoverable taxes	57,544	108,675	57,652	108,675
Other receivables	241,223	30,716	254,748	44,511
Total current assets	4,132,724	3,574,874	4,149,616	3,590,121

Non-current
Long term assets:
Accounts receivable from clients	361,343	352,839	361,343	352,839
Related party balance	218,634	231,076	218,634	231,076
Indemnities receivable	146,213	146,213	146,213	146,213
Judicial deposits	39,391	43,543	39,391	43,543
Deferred income tax and social contribution	91,340	77,913	91,953	78,440
National Water Agency - ANA	64,010	62,540	64,010	62,540
Other receivables	25,893	47,884	27,348	49,370
	946,824	962,008	948,892	964,021

Investments	17,900	8,262	-	-
Intangible assets	18,751,827	18,541,522	18,759,209	18,546,836
Permanent assets	205,178	206,384	259,620	249,606
	18,974,905	18,756,168	19,018,829	18,796,442
Total non-current assets	19,921,729	19,718,176	19,967,721	19,760,463

Total assets	24,054,453	23,293,050	24,117,337	23,350,584

LIABILITIES AND SHAREHOLDERS' EQUITY	03/31/2011	12/31/2010	03/31/2011	12/31/2010

Current
Contractors and suppliers	156,295	142,634	158,161	144,043
Current portion of
long term loans	1,276,350	1,239,716	1,276,352	1,242,143
Salaries and payroll charges	250,555	246,325	250,898	246,467
Income tax and social contribution payable	81,457	-	81,457	-
Other taxes and contributions payable	119,483	157,768	119,670	158,050
Interest on own capital payable	354,254	354,254	354,272	354,254
Provisions	780,801	766,603	780,801	766,603
Other accounts payable	438,083	378,256	438,083	378,256
Other payables	215,823	216,230	215,823	216,298
Total current liabilities	3,673,101	3,501,786	3,675,517	3,506,114

Non-current
Loans and financing	7,146,874	6,969,576	7,207,142	7,022,472
Other taxes and contributions payable	44,627	53,045	44,627	53,045
Deferred income tax and social contribution	-	-	-	-
Deferred Cofins/Pasep taxes	113,613	112,962	113,613	112,962
Provisions	699,828	693,227	699,828	693,227
Pension plan obligations	1,999,253	1,804,038	1,999,253	1,804,038
Other payables	512,564	476,616	512,764	476,926
Total non current liabilities	10,516,759	10,109,464	10,577,227	10,162,670

Shareholders' equity
Capital stock	6,203,688	6,203,688	6,203,688	6,203,688
Capital reserve	124,255	124,255	124,255	124,255
Income reserve and accrued earnings	3,536,650	3,353,857	3,536,650	3,353,857
Total shareholders' equity	9,864,593	9,681,800	9,864,593	9,681,800

Total liabilities and shareholders' equity	24,054,453	23,293,050	24,117,337	23,350,584

Cash Flow

Brazilian corporate law				R$ '000
Description	PARENT COMPANY		CONSOLIDATED
	Jan-Mar/11	Jan-Mar/10	Jan-Mar/11	Jan-Mar/10

Cash flow from operating activities
Earnings before income tax and social contribution	378,727	478,890	378,689	478,890
Depreciation and amortization	228,093	143,028	228,100	143,028
Losses from the sale of fixed and intangible assets	642	1,324	642	1,324
Provisions for bad debt	83,283	51,536	83,283	51,536
Provisions for contingencies	44,750	176,411	44,750	176,411
Provisions for the Term of Adjustment of Conduct - TAC	11,220	(16,516)	11,220	(16,516)
Liabilities related to pension plans	198,749	40,817	198,749	40,817
Interest calculated on loans and financing payable	141,298	97,942	141,223	97,942
Monetary and exchange variation on loans and financing	(35,206)	50,246	(35,206)	50,246
Variation on liabilities and interest	817	1,155	824	1,155
Variation on assets and interest	(4,675)	(10,239)	(4,697)	(10,239)
Fair value margin on intangible assets from
concession agreements	(10,759)	(10,615)	(10,759)	(10,615)
Equity result	966	117	-	-
São Paulo municipal goverment transfers	74,111	-	74,111	-
Other write-offs	4,758	(211)	4,758	(211)
Adjusted net income (generated by operating activities)	1,116,774	1,003,885	1,115,687	1,003,768

Variation on assets and liabilities	(339,747)	(130,737)	(339,394)	(130,726)
(Increase) decrease in assets:
Accounts receivable from clients	(88,974)	(38,220)	(89,180)	(38,220)
Balances and transactions with related parties	12,455	11,390	12,455	11,390
Inventories	1,329	5,388	1,325	5,388
Recoverable taxes	(95,878)	(2,201)	(96,034)	(2,201)
Indemnities receivable	-	-	-	-
Judicial deposits	13,379	(513)	13,379	(513)
Other accounts receivable	(193,598)	(12,901)	(193,753)	(12,904)
Increase (decrease) in liabilities:
Contractors and suppliers	11,225	(43,015)	11,682	(43,033)
Other suppliers	59,827	(1,717)	59,827	(1,717)
Salaries and payroll charges	(6,990)	12,365	(6,789)	12,398
Other taxes and contributions payable	33,937	(23,586)	33,842	(23,587)
Taxes on revenues	651	(5,445)	651	(5,445)
Liabilities related to pension plans	(3,534)	(4,183)	(3,534)	(4,183)
Other accounts payable	(50,118)	31,763	(49,807)	31,763
Contingencies	(33,458)	(59,862)	(33,458)	(59,862)

Others	(263,017)	(298,376)	(263,017)	(298,376)
Interest paid	(200,712)	(92,700)	(200,712)	(92,700)
Income tax and contributions paid	(62,305)	(205,676)	(62,305)	(205,676)

Net cash generated from operating activities	514,010	574,772	513,276	574,666

Cash flow from investing activities:
Restricted cash	10,201	(24,062)	10,201	(24,062)
Increase in investment	(10,604)	-	-	-
Acquisition of property, plant and equipment	(3,671)	-	(14,898)	-
Acquisition of intangible assets	(344,449)	(374,628)	(346,517)	(375,138)
Income from the sale of fixed assets	-	-	-	-
Net cash used in investing activities	(348,523)	(398,690)	(351,214)	(399,200)

Cash flow from financing activities
Funding	976,132	153,260	983,579	153,279
Amortizations	(732,551)	(247,211)	(734,976)	(247,211)
Payment of interest on own capital	-	-	-	(19)
Net cash generated (invested) in financing activities	243,581	(93,951)	248,603	(93,951)

Increase (decrease) in cash and equivalents	409,068	82,131	410,665	81,515
Cash and cash equivalents at the beginning of the period	1,988,004	769,433	1,989,179	771,008
Cash and cash equivalents at the end of the period	2,397,072	851,564	2,399,844	852,523
Changes in cash and cash equivalents	409,068	82,131	410,665	81,515

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 16, 2011

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.